SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DGT Holdings Corp.
(Name of the Issuer)

DGT Holdings Corp.
Steel Partners Holdings L.P.
(Name of Person Filing Statement)

Common Stock ($0.10 Par Value)
(Title of Class of Securities)

23328R206
(CUSIP Number of Class of Securities)

Terry Gibson
DGT Holdings Corp.
c/o Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Steve Wolosky, Esq. and
Jeffrey Spindler, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$4,725,000	$644.49
* Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 350,000 pre-split shares of common stock for $13.50 per share from individual holders of less than 5,000 pre-split shares of common stock prior to the reverse/forward stock splits.

** The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $4,725,000 by $0.00013640.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $644.49	Form or Registration No.: Rule 13e-3 Transaction Statement on Schedule 13E-3
Filing Party: DGT Holdings Corp.	Date Filed: December 14, 2012

Introduction

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) initially filed on December 14, 2012 and amended by Amendment No. 1 filed on January 29, 2013 and Amendment No. 2 filed on February 7, 2013 by DGT Holdings Corp., a New York corporation (the “Company”) and Steel Partners Holdings L.P., a Delaware limited partnership, in connection with a proposed transaction to deregister the Company’s shares of common stock, $0.10 par value per share (the “Common Stock”), under the federal securities laws. This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) of the Exchange Act of 1934, as amended (the “Exchange Act”) as a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction described below.

On March 1, 2013, the Company filed amendments to its Certificate of Incorporation, as amended (the “Certificate of Incorporation”) that (i) effectuated a 1-for-5,000 reverse stock split (the “Reverse Stock Split”) of its outstanding shares of Common Stock, whereby each share of the Company’s Common Stock outstanding immediately prior to the Reverse Stock Split was converted into one five thousandth (1/5,000) of a share of post-reverse-split stock, except that shares of stock held by shareholders owning of record fewer than 5,000 shares of Common Stock immediately prior to the Reverse Stock Split were converted into the right to receive a cash payment of $13.50 for each share of Common Stock such shareholder held immediately before the Reverse Stock Split and (ii) immediately following the Reverse Stock Split, effectuated a 5,000-for-1 forward stock split, whereby each share of post-reverse-split stock was converted into five thousand (5,000) shares of Common Stock (the “Forward Stock Split” and together with the Reverse Stock Split, the “Reverse/Forward Stock Split”).  The amendments to the Certificate of Incorporation were approved by the Company’s Board of Directors on December 14, 2012 and by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote thereon at the annual meeting of the Company’s shareholders held on February 27, 2013.

Based on the information available to the Company as of the date hereof, the Reverse/Forward Stock Split reduced the number of record holders of the Common Stock to fewer than 300. The Company will file a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under the Exchange Act.  Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.  The deregistration is expected to become effective 90 days after filing of the Form 15.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DGT HOLDINGS CORP.

By:	/s/ Terry Gibson
	Name:	Terry Gibson
	Title:	President, Chief Executive Officer and Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P. By: Steel Partners Holdings GP Inc., General Partner

By:	/s/ Jack Howard
	Name:	Jack Howard
	Title:	President

Dated:  March 6, 2013